October 6, 2011

VIA EDGAR

Mr. Brad Skinner, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ConAgra Foods, Inc.

Form 10-K for the fiscal year ended May 29, 2011 (“Form 10-K”)

File No. 1-07275

Dear Mr. Skinner:

This letter sets forth the response of ConAgra Foods, Inc. (“we” or the “Company”) to the staff’s comment letter dated September 15, 2011 on the above referenced Form 10-K. We have also included the comment along with our response to aid in the review process.

Form 10-K for the fiscal year ended May 29, 2011

Financial Statements and Supplementary Data, page 36

Note 1. Summary of Significant Accounting Policies, page 41

Property, Plant and Equipment, page 41

1.	We note that you sell products under a number of different brands and that you own most of the related manufacturing facilities. Please clarify for us how these brands and facilities relate to your lowest level of identifiable cash flows that is used to recognize and measure impairment, as provided by FASB ASC 360-10-35-23.

Response:

We have identified the individual manufacturing facility as “the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities,” as provided by FASB ASC 360-10-35-23. We produce multiple products under multiple brand names at most of our manufacturing facilities. In many instances, we produce products under individual brand names in more than one facility. For example, at our Indianapolis, Indiana facility, we produce Blue Bonnet, Fleischmann’s, and Parkay branded margarines, as well as Reddi Wip branded dairy toppings. At our Russellville, Arkansas facility, we produce frozen foods under the brands Healthy Choice and Marie Callender’s and private label frozen foods. Accordingly, our brands are not a significant factor in determining asset groups for purposes of impairment testing.

2.	In addition, please clarify for us how you consider declines in revenue as a factor for when you test the recoverability of these manufacturing facilities under FASB ASC 360-10-35-21. As part of your response, address, for example, how you viewed the long-lived assets related to Egg Beaters and Orville Redenbacher’s which have posted sales declines for eight and five consecutive quarters, and Blue Bonnet which posted a sales decline of 19% in fiscal 2010.

Response:

We consider various factors, as provided by FASB ASC 360-10-35-21, in determining when to test long-lived assets for recoverability. We have considered whether or not declines in sales of brands may indicate a current or expected “significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used…,” and we have concluded that no such significant adverse change is indicated. We also have not experienced, and do not expect to experience, cash flow losses within any of our asset groups that are held and used.

Specifically as it relates to the Egg Beaters, Orville Redenbacher’s, and Blue Bonnet brands, we currently generate, and our projections indicate that we will continue to generate, significant positive cash flows from the sales of these branded products and the sales of other products produced at the relevant manufacturing facilities. As impairments are only indicated when the undiscounted expected future cash flows are less than the recorded value of the assets, we do not believe that there are any indicators of impairment for the manufacturing facilities associated with these brands for the relevant reporting periods.

We also note that the 19% decline in sales of Blue Bonnet branded products in fiscal 2010 was due largely to the pass-through of our lower vegetable oil costs to our customers, as the table spread category is highly price elastic. The gross profits generated from sales of Blue Bonnet table spreads actually increased by $19 million in fiscal 2010 as compared to fiscal 2009.

Note 2. Discontinued Operations and Divestitures, page 44

3.	Please provide us an estimate of the total amount you will purchase from the Gilroy Foods & Flavors divested business over the five year agreement period. In addition, tell us how the purchase prices contained in the agreements compare to purchase prices that could have been obtained by you from other third parties at the time the agreements were signed.

Response:

We estimate that we will purchase a total amount of between $150 million and $200 million of ingredients from the divested Gilroy Foods & Flavors business (“Gilroy”) over the five-year agreement period. In fiscal 2011, we purchased approximately $34 million of ingredients from Gilroy. This amounted to approximately 0.36% of our cost of goods sold for that fiscal year. We determined these amounts were not material for disclosure.

Based on the terms of the supply agreement with Gilroy’s purchaser, we believe the ingredients to be purchased were priced at comparable market rates at closing. For a majority of the ingredients, the pricing adjusts annually based upon the percentage change up or down in a mutually agreed upon market basket of similar goods purchased by similarly situated customers of Gilroy’s purchaser. The remaining ingredients are to be priced based upon mutually agreed upon terms at the time of purchase. We believe this results in pricing that will remain comparable to that which we could obtain from other third parties. In consideration of the staff comments, the Company disclosed in its Form 10-Q for the thirteen-week period ending August 28, 2011 the following (added language underscored): “In connection with the sale of this business, we entered into agreements to purchase certain ingredients, at prices approximating market rates, from the divested business for a period of five years.”

Note 7. Variable Interest Entities, page 51

4.	Please provide us an estimate of the purchase price under the Lamb Weston BSW put option and tell us how you considered disclosing this amount here and in the obligations and commitments section of your filing.

Response:

In accordance with ASC 480-10-S99, we recognize in our consolidated balance sheets, outside of permanent equity, an amount equal to the Lamb Weston BSW put option price as if the date of the Company’s financial statements was also the redemption date for the put option. The amount recognized at May 29, 2011 was $30.9 million.

In consideration of staff comments, the Company began disclosing in its Form 10-Q for the thirteen-week period ending August 28, 2011 (the first reporting period under which the Lamb Weston BSW put option is exercisable) the following: “As of August 28, 2011, the price at which Ochoa had the right to put its equity interest to us was $31.3 million. This amount is presented within other liabilities in our condensed consolidated balance sheets.” This disclosure has been included in both the footnote referenced above and the obligations and commitments section of the Form 10-Q. It is our intention to continue this disclosure in future filings with appropriate updates to the amount of the put option price.

Note 22. Business Segments and Related Information, page 79

5. We note that you report your operations in the Consumer Foods and Commercial Foods reporting segments, and that these segments include a number of different categories of products. To help us gain a better understanding of how the different categories of products relate to your segment presentation under FASB ASC 280-10, please:

•

Clarify for us and in your filing whether operating segments have been aggregated, and, if applicable, provide us your analysis of the economic characteristics of the aggregated operating segments used to support aggregation;

Response:

We have not aggregated any operating segments in presenting our reporting segments. In our recently filed first quarter Form 10-Q for the thirteen-week period ended August 28, 2011, we have disclosed that we do not aggregate any operating segments in presenting our reporting segments, and we intend to include such disclosure in future filings to the extent applicable.

•	Identify for us the positions that are your chief operating decision maker and segment managers, and describe for us the factors you considered in reaching your conclusion;

Response:

Attachment A provides a schematic of the applicable positions, and reporting relationships, for which you are requesting additional context:

The chief operating decision maker is responsible for allocating resources to, and assessing the performance of, the Company’s two operating segments, Consumer Foods and Commercial Foods. Each operating segment manager is directly accountable to the chief operating decision maker and is the primary contact with respect to discussing operating segment activities, financial results, forecasts, budgets, and other applicable items. As part of the reporting relationship reflected above, the chief operating decision maker performs the annual performance review of each of the operating segment managers and each segment managers’ performance evaluation is largely based on the respective operating segment and enterprise results. Finally, the president of each business unit that comprises the two operating segments reports directly to the applicable operating segment manager, with the two operating segment managers being responsible for conducting the annual review of the performance of the respective business unit presidents.

We also note that recently, the president position of the Lamb Weston business unit (one of the business units within the Commercial Foods operating segment) became open. The Company currently is executing against a search to identify candidates and fill the position. As a result, the Commercial Foods operating segment manager is temporarily supplementing his current role with this position in order to ensure stability/continuity during the interim. Once the position is filled on a permanent basis, the Commercial Foods operating segment manager will relinquish these temporary duties.

•

Describe for us your process for preparing your operating and capital expenditure budgets, including the preparation and approval steps, the participation by your chief operating decision maker and segment managers, and the financial information used;

Response:

The preparation processes associated with the Company’s operating and capital expenditure budgets (“budgets”) are similar. An overview of these processes is as follows:

•	Budgets are based on a formal three-year strategic plan facilitated by corporate-level resources. These resources work with the operating segment managers in preparing the operating segment strategic plans. Each operating segment manager is accountable for the preparation of his segment’s strategic plan which is then presented to, and reviewed by, the chief operating decision maker.
•	Once the strategic plan is approved by the chief operating decision maker (and ultimately the company’s board of directors), applicable budget targets for each operating segment are provided to each operating segment manager in order for him to build his operating segment budgets.
•	The operating segment manager is then responsible for working with each of his business unit presidents to build “bottoms up” budgets that are consistent with the overall operating segment targets referenced in the bullet point immediately above.
•	Once complete, each operating segment manager provides his budgets to the chief operating decision maker for final approval (with the enterprise-wide budgets ultimately approved by the company’s board of directors). It should also be noted that once the capital budgets for each operating segment begin to be executed against, all capital projects must be approved by the applicable operating segment manager prior to being approved by the chief operating decision maker.

•	The financial information utilized in preparing the strategic plan and budgets includes, but is not limited to:
•	historical financial results
•	assumed future growth, inflation, etc., and
•	financial impacts of key strategic initiatives

•

Describe for us the process utilized by the chief operating decision maker to assess performance of your operating segments, and provide us a copy of the financial reports and any presentations related to the assessment of the fourth quarter operating results; and

Response:

An overview of the process utilized by the chief operating decision maker to assess performance of the operating segments is as follows:

•	Each operating segment’s performance is assessed based on its actual results compared to applicable budgeted amounts, forecasted amounts, and the results from the same period in the prior year.
•	Significant meetings that occurred to assess the fourth quarter of fiscal 2011 performance included:
•	Weekly Forecast Reviews, attended by:
•	Chief Operating Decision Maker
•	Consumer Operating Segment Manager
•	Commercial Operating Segment Manager
•	Chief Financial Officer
•	Chief Administrative Officer
•	Monthly Business Reviews, attended by:
•	Chief Operating Decision Maker
•	Consumer Operating Segment Manager
•	Commercial Operating Segment Manager
•	Chief Financial Officer
•	Chief Administrative Officer
•	Representatives from functions including:
•	Accounting
•	Treasury
•	Sales
•	Supply Chain
•	Business Unit personnel, as necessary

•	Investor Relations
•	Marketing
•	Key metrics include, but are not necessarily limited to:
•	Sales growth
•	Gross Profit
•	Operating Profit
•	Profit Before Tax
•	Earnings Per Share
•	Working Capital Management
•	Operating Cash Flows

We are supplementally providing to the staff the Company’s financial reports and presentations related to the assessment of the Company’s fiscal 2011 fourth quarter operating results described above. In accordance with Rule 12b-4 of the Exchange Act, we will request that such materials be returned following completion of your review.

•	Describe for us the significant resource allocation decisions made during fiscal 2011 by your chief operating decision maker.

Response:

Significant resource allocation decisions made/approved during fiscal 2011 by our chief operating decision maker (and as necessary by the company’s board of directors) included, but were not limited to:

•	Fiscal 2011 Budget (e.g., net sales, gross profit, operating profit, profit before tax, earnings per share, working capital, capital expenditures, etc.)
•	Accelerated Growth Strategy (i.e., strategic growth plan focused on private label, international and higher growth branded categories)
•	Network Optimization Restructuring Plan (i.e., plan to enhance manufacturing footprint efficiency and effectiveness across both operating segments)
•	Repayment of approximately $250 million of senior long-term debt
•	Acquisition and divestiture activity, including the divestiture of a frozen handheld operation and acquisition of the American Pie business
•	Final settlement of a significant insurance claim
•	Share repurchase program of approximately $550 million

***

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be willing to discuss with you any additional comments the staff may have. Please contact me at 402-240-7018 with questions or comments on this response letter.

Very truly yours,

/s/ John Gehring

John Gehring Executive Vice President, Chief Financial Officer

cc:	Colleen Batcheler, Executive Vice President, General Counsel and Corporate Secretary, ConAgra Foods, Inc.

Doug Linehan, Senior Vice President, Controller, ConAgra Foods, Inc.

ATTACHMENT A